FORM 18-K/A
AMENDMENT NO. 4
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
ANNUAL REPORT
of
EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)
For the fiscal year ended: December 31, 2009
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A
     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE GARY DOER
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROBERT W. MULLEN, JR.	BRIAN LAFFIN
Milbank, Tweed, Hadley & McCloy LLP	Vice President and Treasurer
1 Chase Manhattan Plaza	Export Development Canada
New York, New York 10005	151 O’Connor Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 4 to its annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.11
EX-99.12
EX-99.13

     This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2009 is being filed to include as additional exhibits to such Form 18-K: (i) EDC’s financial statements for the fiscal year ended December 31, 2010, including the report thereon by the Auditor General of Canada (the “Auditor General”) dated March 1, 2011 to the Minister of International Trade for Canada; (ii) the Auditor General’s consent to the use of such report; and (iii) the Auditor General’s Power of Attorney relating to such consent, as follows:
99.11	Export Development Canada’s financial statements for the fiscal year ended December 31, 2010, including the Auditor General’s report thereon dated March 1, 2011.*

99.12	Consent of the Auditor General dated May 3, 2011 to the use of the Auditor General’s report dated March 1, 2011 on Export Development Canada’s financial statements for the fiscal year ended December 31, 2010.

99.13	Auditor General Power of Attorney dated November 30, 2010 relating to the Auditor General’s consent dated May 3, 2011 to the use of the Auditor General’s report dated March 1, 2011 on Export Development Canada’s financial statements for the fiscal year ended December 31, 2010.
     Public Official Documents
     Exhibit 99.11 is a publication of EDC and is included herein on the authority of such publication as a public official document.

*	Unless otherwise indicated, all dollar amounts quoted herein and in the exhibits hereto are in Canadian dollars. On April 29, 2011 the noon buying rate payable in Canadian dollars (“CAD” or “$”), as reported by the Federal Reserve Bank of New York, was $1 = 1.0542 United States dollars (“USD” or “U.S. $”).

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number four to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 3rd day of May, 2011.

Export Development Canada

/s/ Brian Laffin
Brian Laffin
Vice President and Treasurer

EXHIBIT INDEX
99.11	Export Development Canada’s financial statements for the fiscal year ended December 31, 2010, including the Auditor General’s report thereon dated March 1, 2011.

99.12	Consent of the Auditor General dated May 3, 2011 to the use of the Auditor General’s report dated March 1, 2011 on Export Development Canada’s financial statements for the fiscal year ended December 31, 2010.

99.13	Auditor General Power of Attorney dated November 30, 2010 relating to the Auditor General’s consent dated May 3, 2011 to the use of the Auditor General’s report dated March 1, 2011 on Export Development Canada’s financial statements for the fiscal year ended December 31, 2010.